UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 34 and 35)*

STATION CASINOS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

857689103

(CUSIP Number)

Frank J. Fertitta III

Chief Executive Officer

STATION CASINOS, INC.

1505 South Pavilion Center Drive,

Las Vegas, Nevada 89135

(702) 367-2411

with a copy to:

Kenneth J. Baronsky, Esq.

Milbank, Tweed, Hadley & McCloy LLP

601 S. Figueroa Street, 30th Floor

Los Angeles, California 90017

(213) 892-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FCP Voteco, LLC EIN: 26-0443751

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds *(See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 41.7

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41.7

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41.7

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas J. Barrack, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 41.7

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41.7

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41.7

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank J. Fertitta III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 41.7

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41.7

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41.7

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lorenzo J. Fertitta

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 41.7

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41.7

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41.7

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTES: This amendment to Schedule 13D (this “Schedule 13D”), among other things, amends and supplements (1) the Schedule 13D originally filed by Frank J. Fertitta III (“Mr. Frank Fertitta”) on June 10, 1993, and all amendments thereto (the “Frank Fertitta Schedule 13D”) and (2) the Schedule 13D originally filed by Lorenzo J. Fertitta (“Mr. Lorenzo Fertitta”) on June 10, 1993, and all amendments thereto (the “Lorenzo Fertitta Schedule 13D”).  This Schedule 13D is also filed by FCP Voteco, LLC, a Delaware limited liability company (“Voteco”), and Thomas J. Barrack, Jr. (“Mr. Barrack”). Each of Voteco, Mr. Barrack, Mr. Frank Fertitta and Mr. Lorenzo Fertitta is a Reporting Person hereunder (together, the “Reporting Persons”).

On November 7, 2007, Station Casinos, Inc., a Nevada corporation (the “Issuer”) completed its merger (the “Merger”) with FCP Acquisition Sub, a Nevada corporation (“Merger Sub”), pursuant to which Merger Sub merged with and into the Issuer with the Issuer continuing as the surviving corporation. The Merger was completed pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 23, 2007 and amended as of May 4, 2007, among the Issuer, Fertitta Colony Partners LLC, a Nevada limited liability company (“Parent”), and Merger Sub.

Item 1.	Security and Issuer

This Schedule 13D relates to the voting common stock, $0.01 par value per share (the “Common Stock”), of the Issuer. The principal executive office of the Issuer is located at 1505 South Pavilion Center Drive, Las Vegas, Nevada 89135.

Item 2.	Identity and Background

(a) - (c) This Schedule 13D is being filed jointly on behalf of Mr. Frank Fertitta, Mr. Lorenzo Fertitta, Voteco and Mr. Barrack. Mr. Barrack, Mr. Frank Fertitta and Mr. Lorenzo Fertitta are the initial members and the managers of Voteco. Each of Mr. Barrack, Mr. Frank Fertitta and Mr. Lorenzo Fertitta holds a 33.3% interest in Voteco.

Voteco is the registered owner of the shares of Common Stock. Voteco’s principal business is its investment in such shares. Mr. Barrack’s present principal occupation is Chairman and Chief Executive Officer of Colony Capital, LLC (“Colony”) and Colony Advisors, LLC (“Colony Advisors”). The principal business of Colony and Colony Advisors is that of making investments in real estate-related assets and operating companies with a strategic dependence on such assets. Mr. Frank Fertitta’s present principal occupation is Chief Executive Officer and Chairman of the Board of Directors of the Issuer. Mr. Lorenzo Fertitta’s present principal occupation is President and Vice Chairman of the Board of Directors of the Issuer. The business address of the principal business and principal office of each of Voteco, Colony and Colony Advisors and the business address of Mr. Barrack is 1999 Avenue of the Stars, Suite 1200, Los Angeles, California 90067. The business address of each of Mr. Frank Fertitta and Mr. Lorenzo Fertitta is 1505 South Pavilion Drive, Las Vegas, Nevada 89135.

(d) and (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are all United States citizens.

This Item 2 shall be deemed to amend and restate Item 2 of each of the Frank Fertitta Schedule 13D and the Lorenzo Fertitta Schedule 13D in its entirety.

Item 3.	Source and Amount of Funds or Other Consideration

On November 7, 2007, substantially simultaneously with the consummation of the Merger, Voteco acquired 41.7 shares of Common Stock from the Issuer at a price of $1.00 per share for the aggregate purchase price of $41.70 in cash pursuant to the Subscription Agreement, dated as of November 7, 2007, between the Issuer and Voteco (the “Subscription Agreement”) (such transaction, the “Acquisition”).  Voteco acquired such cash from Mr. Frank Fertitta, Mr. Lorenzo Fertitta and Mr. Barrack in the form of capital contributions made by each such Reporting Person to Voteco for the purpose of acquiring such 41.7 shares of Common Stock pursuant to the Amended and Restated Operating Agreement of Voteco, dated as of November 7, 2007, among Mr. Frank Fertitta, Mr. Lorenzo Fertitta and Mr. Barrack (the “Voteco Operating Agreement”).

The information set forth in this Item 3 shall be deemed to amend and restate Item 3 of each of the Frank Fertitta Schedule 13D and the Lorenzo Fertitta Schedule 13D in its entirety.

Item 4.	Purpose of Transaction

At the effective time of the Merger, each share of Common Stock (other than shares of Common Stock owned by Parent, Merger Sub, FCP Holding, Inc., a Nevada corporation (“FCP Holding”), Fertitta Partners LLC, a Nevada limited liability company (“Fertitta Partners”), or any wholly-owned subsidiary of the Issuer and other than shares of Common Stock held in treasury) was canceled and converted into the right to receive $90.00 in cash, without interest.  Substantially simultaneously with the consummation of the Merger, the Issuer issued 41.7 new shares of Common Stock to Voteco for the purchase price of $41.70.  The response to Item 3 is incorporated herein by reference.  In addition, all outstanding shares of Common Stock owned by Fertitta Partners (including shares of Common Stock which were contributed to Fertitta Partners by Mr. Frank Fertitta and Mr. Lorenzo Fertitta) were converted into shares of non-voting common stock, par value $0.01 per share (the “Non-Voting Common Stock”), of the Issuer, and all outstanding shares of common stock in Merger Sub were converted into shares of Non-Voting Common Stock.

As a result of the Merger and the Acquisition, the Issuer is now directly owned by FCP Holding, a wholly owned subsidiary of Parent, Fertitta Partners and Voteco.  All of the Common Stock of the Issuer is owned by Voteco.  Approximately 24.1% of the issued and outstanding shares of Non-Voting Common Stock is owned by Fertitta Partners, which is owned by affiliates of Mr. Frank Fertitta, affiliates of Mr. Lorenzo Fertitta, affiliates of Mr. and Mrs. Sartini, and certain officers and other members of management of the Issuer.  The remaining 75.9% of the issued and outstanding shares of Non-Voting Common Stock is owned by FCP Holding. Parent is owned by an affiliate of Colony and affiliates of Mr. Frank Fertitta and Mr. Lorenzo Fertitta.

The Common Stock ceased trading on the New York Stock Exchange at market close on November 7, 2007, and will no longer be listed on any exchange or quotation system, because the Issuer ceased to be a publicly-traded company as a result of the Merger.  However, the Issuer will continue to file periodic reports with the Securities and Exchange Commission because the Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such reports may be required by indentures governing the outstanding indebtedness of the Issuer or applicable law.  The Non-Voting Common Stock is not registered under the Exchange Act.

The purpose of the Merger and the Acquisition was to acquire control of the Issuer. As a result of its ownership of 100% of the outstanding shares of Common Stock of the Issuer, Voteco is able to govern all matters of the Issuer that are subject to the vote of the stockholders, including the appointment of directors and the amendment of the Issuer’s Second Amended and Restated Articles of Incorporation and Amended and Restated Bylaws.

As previously disclosed, the Merger resulted in a change in the Issuer’s board of directors, a change in the Issuer’s charter and bylaws, and the delisting of the Common Stock from the New York Stock Exchange. The information set forth in Items 3.01, 5.01, 5.02 and 5.03 of the Issuer’s Current Report on Form 8-K filed on November 8, 2007 (the “November 8, 2007 Form 8-K”) is incorporated by reference into this Item 4.

Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals that relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

The information set forth in this Item 4 shall be deemed to amend and restate Item 4 of each of the Frank Fertitta Schedule 13D and the Lorenzo Fertitta Schedule 13D in its entirety.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Voteco owns 41.7 shares of Common Stock as of November 7, 2007, which represents 100% of the outstanding Common Stock of the Issuer as of November 7, 2007, after giving effect to the Acquisition. Voteco has the sole power to vote such shares. Voteco’s power to dispose of such shares is subject to the Transfer Restriction Agreement, dated as of November 7, 2007, among the Reporting Persons, FCP Holding and Fertitta Partners (FCP Holding and Fertitta Partners are referred to herein as the “Non-Voting Stockholders”) (the “Transfer Restriction Agreement”), pursuant to which Voteco may not transfer any shares of Common Stock, except as provided in such Transfer Restriction Agreement. Moreover, transfers of Common Stock are subject to certain restrictions on transfer set forth in the Equityholders Agreement, dated as of November 7, 2007, among the Issuer, Parent, Fertitta Partners, FCP Holding, Voteco and the members of Parent and Fertitta Partners named therein (the “Equityholders Agreement”).  The response to Item 6 is incorporated herein by reference.

Mr. Barrack, Mr. Frank Fertitta and Mr. Lorenzo Fertitta, as initial members and managers of Voteco, may be deemed to have acquired beneficial ownership of the 41.7 shares of Common Stock owned by Voteco, which shares represent 100% of the outstanding Common Stock of the Issuer as of November 7, 2007. Mr. Barrack, Mr. Frank Fertitta and Mr. Lorenzo Fertitta, as the managers of Voteco, have the sole power to direct the vote of the shares held by Voteco pursuant to the Voteco Operating Agreement.

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act.  As a member of a group, each Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by the members of the group as a whole.  Mr. Barrack, Mr. Frank Fertitta and Mr. Lorenzo Fertitta disclaim beneficial ownership of the Common Stock.

The Cover Pages of this Schedule 13D are incorporated herein by reference.

(c) Except as set forth in Item 3, there have been no transactions effected in the shares of Common Stock during the past 60 days by either of Voteco or Mr. Barrack. With respect to Mr. Frank Fertitta and Mr. Lorenzo Fertitta, the following transactions were effected in shares of Common Stock on November 7, 2007 in connection with the completed Merger of Merger Sub with and into the Issuer:

(1) Parent purchased 974,637 shares of Common Stock from Mr. Frank Fertitta and 854,641 shares of Common Stock from Mr. Lorenzo Fertitta pursuant to the Stock Purchase Agreement, dated as of November 7, 2007, by and among Parent, an affiliate of Mr. Frank Fertitta, an affiliate of Mr. Lorenzo Fertitta and the other parties thereto;

(2) Mr. Frank Fertitta contributed 3,979,884 shares of Common Stock and Mr. Lorenzo Fertitta contributed 4,038,153 shares of Common Stock to Fertitta Partners in exchange for membership interests in Fertitta Partners;

(3) 99,999 shares of Common Stock beneficially owned by Mr. Frank Fertitta and 181,324 shares of Common Stock beneficially owned by Mr. Lorenzo Fertitta were cancelled and converted into the right to receive $90.00, without interest, pursuant to the Merger Agreement; and

(4) Stock options owned by Mr. Frank Fertitta, representing 663,900 shares of Common Stock, and stock options owned by Mr. Lorenzo Fertitta, representing 661,400 shares of Common Stock, were cancelled and extinguished, and each of Mr. Frank Fertitta and Mr. Lorenzo Fertitta was entitled to receive an amount in cash equal to the product of (i) the applicable number of shares of Common Stock subject to such stock options and (ii) the excess, if any, of $90.00 over the exercise price per share of such stock options, without interest, pursuant to the Merger Agreement.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

This Item 5 shall be deemed to amend and restate Item 5 of each of the Frank Fertitta Schedule 13D and the Lorenzo Fertitta Schedule 13D in its entirety.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 3 and 4 are incorporated herein by reference.

The Transfer Restriction Agreement provides, among other things, that (i) the Non-Voting Stockholders have the option to purchase shares of Common Stock held by Voteco upon the transfer of Non-Voting Common Stock of the Issuer to a proposed purchaser who, in connection with the proposed sale, has obtained all licenses, permits, registrations, authorizations, consents, waivers, orders, findings of suitability or other approvals required to be obtained from, and has made all filings, notices or declarations required to be made with, all gaming authorities under all applicable gaming laws (an “Approved Purchaser”), and (ii) Voteco will not transfer ownership of shares of Common Stock owned by it except pursuant to such option of the Non-Voting Stockholders.  The Transfer Restriction Agreement provides that such option, upon approval by the applicable gaming authorities, shall be assigned to such Approved Purchaser.  The exercise price of the Non-Voting Stockholders’ option on shares of Common Stock has been set to reimburse Voteco its original cost of acquiring such shares, plus interest accruing at a rate of 6% per year on the original purchase price.  This summary of the Transfer Restriction Agreement does not purport to be complete and is qualified in its entirety by reference to the Transfer Restriction Agreement, which is attached hereto as Exhibit 7.29 and incorporated by reference in its entirety into this Item 6.

Pursuant to the Equityholders Agreement, the Common Stock of the Issuer may only be transferred pursuant to certain permitted transfers, generally defined as a pledge of shares made pursuant to a bona fide loan transaction which creates merely a security interest (but not including any foreclosure of such pledge) and a transfer of shares to a family trust that benefits only the transferor and specified family members or for estate planning purposes only to specified family members.  The Equityholders Agreement also provides that the Common Stock may only be transferred pursuant to certain “tag along” rights in connection with sales of Non-Voting Common Stock of the Issuer and certain “drag along”

rights in connection with a sale of all the capital stock of the Issuer to a purchaser other than another stockholder, and in accordance with certain right of first offer provisions, which require a Non-Voting Stockholder making a transfer (other than a permitted transfer) of capital stock of the Issuer to offer to sell to the Issuer and each other Non-Voting Stockholder the capital stock proposed to be sold.  This summary of the Equityholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Equityholders Agreement, which is attached hereto as Exhibit 7.30 and incorporated by reference in its entirety into this Item 6.

As described in Section 1 of Item 1.01 of the November 8, 2007 Form 8-K, the Issuer entered into a new senior secured credit facility (the “Credit Facility”) in connection with the consummation of the Merger. All of the shares of Common Stock and Non-Voting Common Stock of the Issuer, together with the shares and other ownership interests in certain subsidiaries of the Issuer, were pledged to Deutsche Bank Trust Company Americas, as collateral agent under the Credit Facility (the “Collateral Agent”), as collateral security for all obligations under the Credit Facility.  The Collateral Agent may acquire ownership of such shares if the Issuer defaults under the Credit Facility.

Except as set forth above and as described in Items 3 and 4, none of the Reporting Persons nor any other person disclosed in Item 2 has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

This Item 6 shall be deemed to amend and restate Item 6 of each of the Frank Fertitta Schedule 13D and the Lorenzo Fertitta Schedule 13D in its entirety.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description
Exhibit 7.01	Joint Filing Agreement

Exhibit 7.29	Transfer Restriction Agreement dated as of November 7, 2007 among the Reporting Persons, FCP Holding and Fertitta Partners

Exhibit 7.30

Equityholders Agreement dated as of November 7, 2007 among the Issuer, Parent, Fertitta Partners, FCP Holding, Voteco and the members of Parent and Fertitta Partners named therein (incorporated herein by reference to Exhibit 10.14 of the Issuer’s Current Report on Form 8-K filed on November 8, 2007).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2007

FCP VOTECO, LLC

By:	/s/ Lorenzo J. Ferittta
Name: Lorenzo J. Fertitta
Title: Vice President

/s/ Thomas J. Barrack, Jr.
Thomas J. Barrack, Jr.

/s/ Frank J. Fertitta III
Frank J. Fertitta III

/s/ Lorenzo J. Fertitta
Lorenzo J. Fertitta